UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LAWSON SOFTWARE, INC.

(Name of Subject Company (Issuer))

LAWSON SOFTWARE, INC.

(Name of Filing Person (Issuer))

2.5% Senior Convertible Notes Due 2012

(Title of Class of Securities)

52078P AA0

(CUSIP Number of Class of Securities)

Kevin Samuelson
Chief Financial Officer
Lawson Software, Inc.
380 St. Peter Street

St. Paul, Minnesota  55102-1302

(651) 767-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Joshua N. Korff, Esq.

Michael Kim, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 446-4800

Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$241,884,000	$28,082.73

*              Calculated solely for purposes of determining the filing fee. The purchase price of the 2.5% Senior Convertible Notes Due 2012 (the “Securities”), as described herein, is approximately $1,007.85 per $1,000 principal amount at maturity outstanding. As of February 28, 2011, there was $240,000,000 in aggregate principal amount at maturity of Notes outstanding, resulting in an aggregate maximum purchase price of $241,884,000.

**           The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

Check the appropriate boxes to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by the Indenture, dated as of April 23, 2007 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of July 5, 2011 (the “First Supplemental Indenture,” and the Base Indenture as supplemented by the First Supplemental Indenture, the “Indenture”) between Lawson Software, Inc., a Delaware corporation (the “Company”) and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”), relating to the 2.5% Senior Convertible Notes Due 2012 (the “Notes”) of the Company, and pursuant to the terms and subject to the conditions set forth therein, this Tender Offer Statement on Schedule TO-I (“Schedule TO”) is filed by the Company, with respect to the right of each holder (the “Holder”) of the Notes to require the Company to purchase, and the obligation of the Company to purchase, each $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but excluding, August 8, 2011, the Fundamental Change Repurchase Date, pursuant to the terms and conditions of the Fundamental Change Notice and Offer to Purchase dated July 8, 2011 (as it may be amended and supplemented from time to time, the “Fundamental Change Notice”), attached hereto as Exhibit (a)(1)(A), the Indenture and the Notes.

Holders may tender their Notes until 5:00 p.m., New York City time, on August 5, 2011.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Fundamental Change Notice is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Fundamental Change Notice.

Item 1. Summary Term Sheet.

The information set forth in the section of the Fundamental Change Notice entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Lawson Software, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 380 St. Peter Street, St. Paul, Minnesota, 55102-1302 and its telephone number is (651) 767-7000.

(b) The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 2 — Information Concerning the Notes” of the Fundamental Change Notice is incorporated herein by reference.

(c) The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 2.4—Market for the Notes and the Company’s Common Stock” of the Fundamental Change Notice is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This is an issuer tender offer. The information set forth in Item 2(a) above and Annex A to the Fundamental Change Notice is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1) The information set forth in the section entitled “Summary Term Sheet,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 2—Information Concerning the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 3—Procedures to Be Followed by Holders Electing to Surrender Notes for Purchase,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 4—Right of Withdrawal,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights —Section 5—Payment for Surrendered Notes; Source and Amount of Funds,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 6 — Notes Acquired,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 7 — Plans or Proposals of the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 9 — Agreements Involving the Company’s Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 10—Purchases of Notes by the Company and its Affiliates” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 11—Material U.S. Federal Income Tax Considerations” of the Fundamental Change Notice is incorporated herein by reference.

(a)(2) Not applicable.

(b) The information set forth in the section entitled “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” of the Fundamental Change Notice is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Except as noted in the information set forth in the sections entitled “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 9 — Agreements Involving the Company’s Notes” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 10 — Purchases of Notes by the Company and its Affiliates” of the Fundamental Change Notice, which is incorporated herein by reference, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in “Summary Term Sheet,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 2.1 — The Company’s Obligation to Purchase the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 6 — Notes Acquired,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 7—Plans or Proposals of the Company” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 12—Additional Information” of the Fundamental Change Notice is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 5—Payment for Surrendered Notes; Source and Amount of Funds” of the Fundamental Change Notice is incorporated herein by reference.

(b) There are no material financing conditions in connection with the Company’s obligation to pay the Fundamental Change Repurchase Price for the surrendered Notes.

(d) The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 5—Payment for Surrendered Notes; Source and Amount of Funds” of the Fundamental Change Notice is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” and Annex A of the Fundamental Change Notice is incorporated herein by reference.

(b) The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” of the Fundamental Change Notice is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 13—No Solicitations” of the Fundamental Change Notice is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. The Company does not believe it is required to include financial information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Repurchase Right is not subject to any financing conditions and the Fundamental Change Repurchase Right applies to all outstanding Notes.

(b) Pro Forma Information. The Company does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Repurchase Right is not subject to any financing conditions and the Fundamental Change Repurchase Right applies to all outstanding Notes.

Item 11. Additional Information.

(a) The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 9 — Agreements Involving the Company’s Notes” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 12 — Additional Information” of the Fundamental Change Notice is incorporated herein by reference.

(b) The information set forth in the Fundamental Change Notice is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A) Fundamental Change Notice and Offer to Purchase to Holders of 2.5% Senior Convertible Notes Due 2012, dated July 8, 2011.

(a)(1)(B) Notice of Repurchase Right, Payment Upon Conversion in Cash and Entry Into Supplemental Indenture to Holders of Convertible Notes Of Lawson Software, Inc., dated July 8, 2011.

(b) Not applicable.

(d)(1) Indenture, dated as of April 23, 2007, between the Company and The Bank of New York, as Trustee, is incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed on April 23, 2007.

(d)(2) First Supplemental Indenture, dated as of July 5, 2011, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee.

(d)(4) Agreement and Plan of Merger, dated as of April 26, 2011, by and among GGC Software Holdings, Inc., Atlantis Merger Sub, Inc. and Lawson Software, Inc., is incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on April 26, 2011.

(g) Not applicable.

(h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAWSON SOFTWARE, INC.

By:	/s/ Kevin Samuelson
Name: Kevin Samuelson
Title: Chief Financial Officer

Dated: July 8, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Fundamental Change Notice and Offer to Purchase to Holders of 2.5% Senior Convertible Notes Due 2012, dated July 8, 2011.

(a)(1)(B)	Notice of Repurchase Right, Payment Upon Conversion in Cash and Entry Into Supplemental Indenture to Holders of Convertible Notes Of Lawson Software, Inc., dated July 8, 2011.

(b)	Not applicable.

(d)(1)

Indenture, dated as of April 23, 2007, between the Company and The Bank of New York, as Trustee, is incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed on April 23, 2007.

(d)(2)	First Supplemental Indenture, dated as of July 5, 2011, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee.

(d)(4)

Agreement and Plan of Merger, dated as of April 26, 2011, by and among GGC Software Holdings, Inc., Atlantis Merger Sub, Inc. and Lawson Software, Inc., is incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on April 26, 2011.

(g)	Not applicable.

(h)	Not applicable.